                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ______)*



                         InKine Pharmaceuticals Company, Inc.
             -------------------------------------------------------------
                                  (Name of Issuer)


                                     Common Stock
                      -------------------------------------------
                           (Title of Class of Securities)


                                       457214104
                           -----------------------------------
                                     (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Veron International Limited ("Veron")
      N.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            872,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             872,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      872,000 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      3.77%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------

                               Page 2 of 4 pages


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Veron International Limited (the "Reporting Person") hereby makes the following statement on Schedule 13G with respect to certain shares of common stock of InKine Pharmaceutical Company, Inc. (the "Issuer"):


Item 1.

     (a)  Name of Issuer;

          InKine Pharmaceutical Company,Inc.

     (b)  Address of Issuer's Principal Executive Offices

          Sentry Park East
          1720 Walton Road, Suite 200
          Blue Bell, PA  19422


Item 2.

     (a)  Name of Person(s) Filing:

          Veron International Limited

     (b)  Address of Principal Business Office or, if none, Residence:

          Top Floor, Chinachem Golden Plaza
          77 Mody Road
          Tsimshatsui East
          Kowloon, Hong Kong

     (c)  Citizenship:

          British Virgin Islands

     (d)  Title of Class of Securities:

          This statement relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of the Issuer.

     (e)  CUSIP Number:

          457214104

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          N.A.

Item 4. Ownership

     (a)  Amount Beneficially Owned:

          872,000 shares

     (b)  Percent of Class:

          3.77%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                872,000 shares

          (ii)  shared power to vote or to direct the vote

                0
                               Page 3 of 4 pages
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          (iii) sole power to dispose or to direct the disposition of

                872,000 shares

          (iv)  shared power to dispose or to direct the disposition of

                0

      In January 2000, the Reporting Person sold 628,000 shares out of its total holding of 1,500,000 shares of Common Stock. No other transactions have occurred since January 2000.


Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     N.A.


Item 8.  Identification and Classification of Members of the Group

     N.A.

Item 9.  Notice of Dissolution of Group

     N.A.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     August 15, 2000
     ---------------
     Date

                                    Veron International Limited



                                    /s/ Joseph W.K. Leung
                                    ---------------------
                                    Joseph W. K. Leung, Director



                               Page 4 of 4 pages

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)